FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 9, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

1.Translation of a response letter dated July 7, 2004 to the Chilean Securities and Exchange Commission's Official Letter dated July 6, 2004, regarding the informative meeting to the Company's shareholders.

  Translation of a response letter dated July 7, 2004 to the Chilean Security Exchange Commission's Official Letter, regarding the presentation made to the informative meeting.

3. Translation of a response letter dated July 8, 2004 to the Chilean Security Exchange Commission's Official Letter, regarding the questions and answers made in the informative presentation of July 7, 2004.

Item 1.

Response to the Chilean Security Exchange Commission's Official Letter regarding the informative meeting to the Company's shareholders.

Santiago, July 7, 2004

Ms: Lucía Canales Lardiez

Intendente de Valores (D)

As requested in your Official Letter No. 05923 of July 6, 2004, we inform you of the following:

Today at 3:30 P.M. we are holding an informative meeting in order to give to the shareholders more information related to the sale of Telefónica Móvil de Chile S.A..

Additionally, we respond to your questions:

  we invited via fax or mail the shareholders attached.

  the criteria used for the invitation were institutional shareholders that generally have to follow an internal decision procedure prior to voting in the shareholders meeting and that have requested for information related to the sale operation.

  according with Circular No. 705 issued by the Chilean Security Exchange Commission of May 1987, we will send to you and the stock exchanges, in a timely manner and with the same extension and depth, the information delivered to the shareholders invited to the informative meeting and the questions and answers of that meeting. Additionally, this information will be available on the website of the Company.

Sincerely,

Julio Covarrubias Fernández

Chief Executive Officer (D)

Reported to the Chilean Securities and Exchange Commission on July 7, 2004.

CTC'S SHAREHOLDERS

INVITATIONS TO THE INFORMATIVE MEETING

JULY 7, 2004
N	Company	Part.
1	AFP Habitat	7.00%
2	AFP Provida	6.83%
3	AFP Cuprum	4.64%
4	AFP Santa María	3,34%
5	AFP Summa Bansander	3.20%
6	Santander Investment S.A. Corredores de Bolsa	2.30%
7	Banchile Corredores de Bolsa S.A	1.93%
8	Tanner Corredores de Bolsa S.A.	1.16%
9	AFP Plan Vital	0.93%
10	Cia. de Seg. De Vida Consorcio Nacional	0.69%
11	Moneda S.A. AFI P/pioner FIM	0.53%
12	Celfin Gardeweg S.A. Corredores de Bolsa	0.52%
13	The Chile Fund Limited	0.45%
14	Consorcio Corredores de Bolsa S.A	0.38%
15	Bancard S.A.	0.31%
16	Genesis Chile Fund Limited	0.30%
17	Fondo Mutuo Banchile Acciones	0.23%
18	Alfa Corredores de Bolsa S.A	0.18%
19	Santiago S.A. Adm. FM Acciones 2	0.18%
20	Compañía de Seguros de Vida la Construcción	0.16%
21	MBI Corredores de Bolsa S.A.	0.16%
22	Larrain Vial Corredores de Bolsa S.A.	0.15%
23	Fondo Mutuo Citicorp Acciones Chile	0.14%
24	Munita y Cruzat S.A. Corredores de Bolsa	0.13%
25	BCI Corredor de Bolsa S.A.	0.12%
26	Chilena Consolidad Seguros de Vida	0.11%
27	Chile MSCI Emerging Markets Index Common	0.10%
28	Santiago Corredores de Bolsa Ltda.	0.10%
29	IM Trust & Co S.A. Corredores de Bolsa	0.09%
30	Penta Vida Compañía de Seguros de Vida S.A.	0.09%
31	Dimensional Investment Fund Chile Ltda.	0.08%
32	Compass emergente fondo de inversión	0.07%
33	Valores Security S.A. Corredores de Bolsa	0.07%
34	FM Security Acciones (Adm. General de Fondos Security S.A.)	0.07%
35	California Public Employees retirement	0.06%
36	Chile Market S.A. Corredores de Bolsa	0.06%
37	A.F.I. Inverfondos S.A. Para siglo XXI F	0.06%
38	Fdo. Mutuo BCI Acciones presencia Bursátil	0.05%
39	Interamericana rentas seguros de vida	0.05%
40	Fondo Mutuo Corp Acciones	0.05%
41	Fondo Mutuo Investis Total Return	0.05%
42	Bice Vida Cia. de Seguros	0.04%
43	CN Life Compañía de Seguros de Vida S.A.	0.04%
44	Fondo Mutuo Santander Super Renta	0.04%
45	Larrain Vial Fondo Mutuos Acciones Nacio.	0.04%
46	Fondo Mutuo Moneda Fundación	0.04%
47	Fondo Mutuo Capitalista Accionario	0.04%
48	Fondo Mutuo Tanner Capitales	0.03%
49	Negocios y Valores S.A. Corredores de bolsa	0.03%
50	Scotia Sud Americano Adm. De Fdos. Mutuos	0.03%
51	Sociedad de Inversiones y Rentas Megeve	0.02%
52	Citicorp Chile para Fondo Mutuo Prime	0.02%
53	La Interamericana Cía. De Seguros de Vida	0.02%
54	PROA S.A. AFI para Proa Fondo de Inversión	0.02%
55	Cia. de seg. De vida Cruz del Sur S.A.	0.01%
56	Mutual de Seguros de Chile	0.01%
57 .	BCI Seguros Vida S.A	0.01%

Item 2.

Response to the Chilean Security Exchange Commission's Official Letter regarding the presentation made to the informative meeting.

Santiago, July 7, 2004

Mr: Alejandro Ferreiro

Superintendente de Valores y Seguros

According to Circular 705 of the Chilean Security Exchange Commission, I attach the presentation that will be presented in the informative meeting about the sale of Telefónica Móvil de Chile S.A.

This meeting will be held today Wednesday 7 July, at 3:30 P.M. at the headquarters of Telefónica CTC Chile S.A. and the presentation attached will be available in the website of the Company (FONT FACE="Arial" SIZE=2>www.telefonicactcchile.cl/info/investors/ Presentations), and also questions and answers from the meeting, which will also be presented to the Chilean Securities Exchange Commission.

Sincerely,

Julio Covarrubias

Chief Financial Officer

Reported to the Chilean Securities and Exchange Commission on July 7, 2004.

Item 3.

Response to the Chilean Security Exchange Commission's Official Letter regarding the questions and answers from the informative presentation of July 7, 2004.

Santiago, July 8, 2004

Mr: Alejandro Ferreiro

Superintendente de Valores y Seguros

As requested in your Official Letter No. 05965 of July 7, 2004, I am attaching the questions and answers from the informative meeting of July 7, 2004.

Sincerely,

Julio Covarrubias

Chief Financial Officer

Reported to the Chilean Securities and Exchange Commission on July 8, 2004.

Questions and Answers

Investors Informative Meeting for the Extraordinary Shareholder's Meeting

  How are ADR holders going to pay taxes ?

  R: For shareholders, of the US$800 million dividend: US$302 million has no tax retention, whether the shareholder is a natural person, a company or an ADR holder. On the other hand, for the other US$500 million, its taxability will depend on how much the Company will pay as taxes for its net results 2004.

  Why is there a restriction period of just 2 years from participation in the mobile telephony business?

  R: We don't want to put restrictions that could restrict the development of the Company over the businesses in which it could participate in the future.

  Was the possibility of a spin-off evaluated?

R: Yes, the Company evaluated all the possibilities.

4. Does a withdrawal right exist?

R: It doesn't exist because the Chilean Corporate Law does not include it for this case.

5. Is there any possibility to increase the amount of the dividend?

R: It is not feasible, because the Extraordinary Shareholders' meeting can't approve a dividend higher than the retained income (US$650 million). Regarding the rest of the dividend, it is the decision of the Board to deliver a dividend higher than 50% of the expected income of the year 2004. Maybe, the Board could do it once the net income of the Company is known and approved by the Shareholders' Meeting for 2005.

, of the US$ 800 million dividend:

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 9, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer